Exhibit 99(a)

Consolidated Financial Statements

Entergy - Koch, LP

Year ended December 31, 2005

(unaudited)

Entergy - Koch, LP

Consolidated Balance Sheet

December 31, 2005

(unaudited)
(In Thousands)

Assets
Current assets:
Cash and cash equivalents	$ 18,550
Note receivable from Partner	130,000
Other	7,818
Total current assets	156,368

Noncurrent assets:
Restricted cash - escrow	205,144
Other	13,256
Total noncurrent assets	218,400
Total assets	$ 374,768
Liabilities and Partners' Capital
Current liabilities:
Accounts payable	$ 11,863
Accrued liabilities	15,887
Total current liabilities	27,750

Noncurrent liabilities:
Deferred gain on sale of trading assets	205,144
Other	1,594
Total noncurrent liabilities	206,738

Commitments and contingencies (Note 4)

Partners' capital:
General partner	1,402
Limited partners	138,878
Total partners' capital	140,280
Total liabilities and partners' capital	$ 374,768

See accompanying notes.

Entergy - Koch, LP

Consolidated Statement of Income

Year ended December 31, 2005

(unaudited)
(In Thousands)

Operating Revenues	$ -

General and administrative expense	6,679
Operating (loss) income	(6,679)

Other income and expense:
Gain on pipeline insurance settlements	17,311
Other income(expense)	8,762
Total other income (expense)	26,073
Net income	$ 19,394

See accompanying notes.

Entergy - Koch, LP

Consolidated Statement of Changes in Partners' Capital

Year ended December 31, 2005

(unaudited)
(In Thousands)

	General Partner	Limited Partners	Total

Balance at December 31, 2004	$ 1,694	$ 167,747	$ 169,441
Plus: net income	194	19,200	19,394
Less: distribution to partners	486	48,069	48,555
Balance at December 31, 2005	1,402	138,878	$ 140,280

Entergy - Koch, LP

Consolidated Statement of Cash Flows

For the year ended December 31, 2005

(unaudited)
(In Thousands)

Cash flows from operating activities:
Net income	$ 19,394
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Decrease in accounts receivable	45,856
(Decrease) increase in accounts payable, trade	(26,871)
(Decrease) increase in accrued liabilities	(51,170)
Change in other current assets and liabilities, net	(2,959)
Net changes in working capital	(35,144)
Change in net other noncurrent assets and liabilities	(27,197)
Net cash flows provided by (used in) operating activities	(42,947)

Cash flows from investing activities:
Increase in note receivable, partner	(130,000)
Net cash flows provided by (used in) investing activities	(130,000)

Cash flows from financing activities:
Distribution to partners	(48,555)
Net cash flows provided by (used in) financing activities	(48,555)

Net change in cash and cash equivalents	221,502
Cash and cash equivalents, beginning of year	240,052
Cash and cash equivalents, end of year	$ 18,550

See accompanying notes.

Entergy - Koch, LP

Notes to Consolidated Financial Statements

December 31, 2005

(unaudited)

1. Organization and Nature of Operations

Entergy - Koch, LP and subsidiaries ("EKLP" or the "Partnership"), is a limited partnership indirectly owned by subsidiaries of Entergy Corporation ("Entergy") and Koch Industries, Inc. ("Koch") (collectively, the "Partners"). Subsidiaries of Entergy and Koch own 99% of the Partnership through limited partner interests, and the remaining 1% of the Partnership is owned by the general partner, EKLP, LLC, a company owned 50% by EK Holding III, LLC (an Entergy subsidiary), and 50% by Koch Energy, Inc. (a Koch subsidiary). EKLP, LLC, is managed by a board of directors, with each partner having equal representation.

Pursuant to the Agreement of Limited Partnership, dated January 31, 2001 (the "Partnership Agreement"), general distributions are equally shared by the Partners; however, the Partners disproportionately share in certain profits and special allocations, which occur periodically and would occur upon liquidation. The Partnership Agreement also requires that distributions of cash be made quarterly, if EKLP, LLC, determines there is excess cash, based on EKLP management's recommendation. EKLP was formed to combine certain natural gas and power trading contracts and assets of Entergy with the natural gas pipeline business and the natural gas, power, and weather trading business of Koch.

On November 1, 2004, EKLP sold the assets and liabilities of its trading business to Merrill Lynch Commodities, Inc. ("MLCI") for a purchase price of $800 million plus the fair value of all trading assets and liabilities sold. The agreement called for EKLP to establish an escrow account for $200 million that EKLP is entitled to, two years from closing, contingent on certain events that may preclude former EKLP executives from being able to continue their services with MLCI. The $200 million contingent gain has been deferred and is classified as restricted cash - escrow in noncurrent assets, and is recorded as a noncurrent liability on the accompanying consolidated balance sheet. Interest earned on the restricted cash accrues to the benefit of EKLP, pending resolution of the contingency. Such interest amounts to $5.1 million as of December 31, 2005 and is recorded consistent with the contingent gain.

On December 29, 2004, EKLP sold the stock of its pipeline subsidiary to TGT Pipeline, LLC, excluding the rights to proceeds from certain preexisting casualty insurance claims on the pipeline. During 2005, EKLP received the proceeds from such preexisting claims and recorded a gain of $17.3 million.

EKLP's future operations will consist of winding down the affairs of the Partnership.

The proceeds from the combined sales were used to retire all of EKLP's senior notes and other credit facilities. Remaining proceeds, in excess of future working capital needs and minimum contractual capitalization requirements, as determined by EKLP, are distributed to the Partners.

2. Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of all of the Partnership's wholly owned subsidiaries after the elimination of significant intercompany transactions and balances. Investments in entities that are not controlled by the Partnership are accounted for using either the cost or equity method, as appropriate. These investments are regularly reviewed for impairment and propriety of current accounting treatment.

Cash and Cash Equivalents - Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts with original maturities of three months or less. All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents.

Income Taxes - The Partnership's consolidated financial statements reflect no provision for United States federal and state income taxes since such taxes, if any, are the liabilities of the Partners..

Use of Estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make various assumptions and estimates that affect amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

On December 15, 2005 the Partnership loaned $130 million to a subsidiary of Koch in exchange for a ten-year note. The note bears interest at a variable rate equal to the monthly London Inter-Bank Offered Rate plus ten basis points (one tenth of one percent). Koch has agreed for a period of one year to repurchase all or a portion of the note at its face value prior to its stated maturity should EKLP not have sufficient liquidity. Accordingly, the note has been classified as a current asset in the accompanying balance sheet.

At December 31, 2005, the carrying amounts of certain financial instruments held by the Partnership, principally note receivable and cash equivalents are representative of fair value because of the short-term maturity of these instruments.

4. Commitments and Contingencies

Purchase Agreement Indemnifications - In the purchase agreements for the sale of its trading assets and liabilities and pipeline subsidiary, EKLP has agreed to indemnify the respective purchasers for certain potential losses relating to any breaches of the sellers' representations, warranties and obligations under each of the purchase agreements. EKLP does not expect any material claims under these indemnification obligations, but to the extent that any are asserted and paid, subsequent adjustments to the realized gains on these sales will be required.

Litigation - The Partnership is party to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on the Partnership's consolidated financial position.

Regulatory Matters - EKLP is subject to regulation by various federal, state, and local government agencies and from time to time receives formal and informal requests for information from such agencies.

At the federal level, the Federal Energy Regulatory Commission ("FERC") regulates certain former activities of EKLP regarding energy commodity transportation and wholesale trading. EKLP was also subject to certain aspects of the jurisdiction of the Commodity Futures Trading Commission ("CFTC").

Cornerstone Matter -On August 18, 2003, Cornerstone Propane Partners, LP filed suit against Entergy-Koch Trading, LP ("EKT"), a subsidiary of EKLP, and other entities on behalf of a putative class of persons who purchased and/or sold natural gas futures and options contracts on the New York Mercantile Exchange ("NYMEX") during the period January 1, 2000 to December 31, 2002. On November 25, 2003, this case was consolidated with several related class actions before the District Court for the Southern District of New York and assigned to Judge Victor Marrero (In Re: Natural Gas Commodity Litigation, 03 CV 6186 (VM)).  On January 20, 2004, the plaintiffs filed a consolidated class action complaint which alleges violations of the Commodity Exchange Act including manipulation (Section 9(a)), wash trades (Section 4c), and aiding and abetting violations of the Act (Section 22(a)). The defendants' motion to dismiss this consolidated complaint was denied on September 24, 2004.   Plaintiffs' motion for class certification was granted on September 30, 2005. EKT and the Class representatives have agreed on a settlement of the case and this settlement agreement has received preliminary approval from the Court. Until this settlement becomes final, the outcome of this litigation cannot be determined. Consequently, even though it is expected that this litigation will be resolved without any material impact, it is not possible at this time to assess the extent of the impact of this action on EKT.

Northern Illinois Gas Company Matter - On November 12, 2002, the SEC issued a subpoena requesting that Koch Industries, Inc., produce certain documents and information concerning business activities with Nicor, Inc. ("Nicor"). On November 22, 2002, the Partnership submitted to the SEC a limiting letter that, among other things, clarified that the entity that had the business relationship with Nicor was a subsidiary of EKLP. EKLP is cooperating with the SEC and the U.S. Attorney's office in this matter and has produced documents and information in response to the subpoena. The SEC's inquiry regarding Nicor is ongoing, and the outcome or timing of this matter cannot be predicted. Other federal governmental authorities that are also investigating Nicor may be focusing on its business relationship with EKLP.

On May 19, 2004, Nicor filed under seal a Verified Complaint against EKLP in Circuit Court of Cook County, Illinois, Chancery Division. The Complaint sought production of certain records that Nicor claimed were necessary to verify the accuracy of payments it made to EKLP pursuant to certain contracts between them. Nicor further asked for an accounting between the parties. The Complaint did not include a claim for damages. On July 16, 2004, the Circuit Court entered a Protective Order and a Dismissal Order, dismissing the Complaint in part with prejudice and in part without prejudice, while retaining jurisdiction to enforce or modify the Protective Order entered along with the Dismissal Order. On August 3, 2004, the parties, following extensive negations, entered into an Order modifying the terms of the Court's prior Protective Order. As before, however, the case was dismissed, in part without prejudice and with the Court retaining the right to enforce or modify its Protective Order. To date, no enforcement proceedings have been initiated against EKLP.

On August 25, 2004, the CFTC issued an informal request that EKLP produce certain information and preserve records that are related to any asset optimization agreement entered into between EKLP and/or IMD Storage and Transportation Asset Management Company ("IMD") and any third party. In 1998, Koch Energy Trading, Inc. ("KET"), a predecessor of EKLP, acquired a 50% ownership share in IMD. In 2000, KET increased its existing stake in IMD to 100% by acquiring the remaining ownership interest. The assets of KET, including IMD, subsequently became part of EKLP in February 2001. On September 13, 2004, a formal order of investigation was issued. The CFTC clarified the scope of its informal request and requested that EKLP produce information as part of an investigation related to EKLP's and/or IMD's trading activities with Nicor and Public Service Enterprise Group through December 31, 2002. EKLP is cooperating with the CFTC and is providing the requested information and preserving the referenced records. No enforcement proceedings have been initiated against EKLP or any of its affiliates.

Illinois Commerce Commission v. Entergy-Koch Trading, L.P. - On November 22, 2004, the Illinois Commerce Commission ("ICC") filed an Application to Compel Attendance of Witnesses and the Production of Tape Recordings and Documents ("Application") against EKLP in the Circuit Court of Cook County, Illinois. The Application seeks the production of certain tape recordings and documents sought by Nicor as specified in a subpoena issued by the ICC in June 2004 pursuant to Nicor's request in an ICC proceeding to which EKT is not a party. The Application does not seek monetary damages. On February 1, 2005, the Court denied EKLP's motion to dismiss the Application on jurisdictional grounds. EKLP is pursuing an appeal of that ruling. No discovery has occurred in the case. No enforcement proceedings have been initiated against EKLP or any of its affiliates.

City of Tacoma Litigation - On June 7, 2004, the City of Tacoma, Department of Public Utilities, Light Division ("Tacoma Power") filed suit against Koch Energy Trading, Inc. (a predecessor of EKT) and 55 other entities, entitled City of Tacoma, Department of Public Utilities, Light Division v. American Electric Power Service Corporation, et al., No. C04-5325 RBL, in the United States District Court for the Western District of Washington. The suit claims violations of the Sherman Antitrust Act during the period of approximately May 2000 through the end of 2001 in relation to the trading of West Coast power.

On August 20, 2004 this case was transferred to the Southern District of California, assigned to Judge Robert H. Whaley and consolidated or coordinated with the other cases involved in In re California Wholesale Electricity Antitrust Litigation, MDL No. 1405. The defendants filed a joint motion to dismiss the complaint on December 9, 2004, which EKT joined. On February 11, 2005, the Court granted the Defendants' joint motion to dismiss and EKT's joinder in that motion, and dismissed the case.

Plaintiffs appealed to the Ninth Circuit and defendants filed a joint brief in opposition and filed a motion requesting summary affirmance. On November 3, 2005, defendants' motion for summary affirmance was denied. Oral argument on the appeal has not yet been set. Considering that the appeal is still pending, the outcome of this litigation cannot be determined at this time. Consequently, it is not possible to assess the impact, if any, of this action on EKT. EKT intends to continue to vigorously defend this action.

Other - In addition, EKLP has received several formal and informal requests for information from various regulatory and governmental agencies in connection with the Partnership's former gas and power businesses. At this point, the Partnership does not believe that these inquiries will result in a material impact on the Partnership.

Non-Cancelable Operating Obligations

Operating Leases - EKLP has a noncancelable operating lease commitment extending to the year 2011. Total operating lease expense for the years ended December 31, 2005 was $124 thousand net of short term sublease rental income of $70 thousand. EKLP's remaining minimum future commitment related to this lease as of December 31, 2005, is as follows (in thousands):

2006	180
2007	180
2008	180
2009	180
2010	180
Thereafter	15
Total	$ 915